

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2008

Mr. Patrick T. Mulva
Vice President and Controller
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

> **Re:** **Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-02256**

Dear Mr. Mulva:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Legal Comments to Form 10-K filed 2/22/08 for FYE 12/31/07

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Business, page 1

2. Expand your discussion to describe all material new developments, rather than only "some of the more significant ongoing activities." Also discuss the importance to each segment of intellectual property, franchises and concessions, as appropriate. We note the additional detail that you provide in your Form 8-K filed March 24, 2008, for example. See Item 101 of Regulation S-K.

Risk Factors, page 2

3. Provide enhanced disclosure that identifies the risks that apply to you and your business in particular, supplying sufficiently detailed captions and eliminating text that tends to mitigate the risks you discuss. For example, the last sentence under the broad caption "Political and Legal Factors" discusses how you manage or mitigate the risk. Also ensure that this section contains all known, material risks, and eliminate references to other sections for a discussion of "additional factors." See Item 503(c) of Regulation S-K.

Properties, page 4

4. Please provide all the disclosure that Item 102 of Regulation S-K requires, including segment information. See also the instructions to Item 102.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

General

5. In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the term "primarily" or "included" to describe changes, quantify the

amount of the change that is attributable to the primary source you identify. See
Section III.D of SEC Release 33-6835 (May 18, 1989).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Oil and Gas Reserves, page 44

6.   We note your disclosure mentions various options associated with making
        investment decisions including the use of "enhanced recovery methods". Please
        tell us and expand your disclosure to more clearly describe the specific nature of
        the activities or processes used in your enhanced recovery activities.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director